                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 ____________

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended     December 31, 1999
                              -----------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from _________ to __________

                         Commission file number 1-5517

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Scientific-Atlanta Inc.
          Voluntary Employee Retirement and Investment Plan and Trust

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
          Scientific-Atlanta, Inc.
          One Technology Parkway, South
          Norcross, Georgia  30092

                             REQUIRED INFORMATION

Scientific-Atlanta, Inc.
Voluntary Employee Retirement
and Investment Plan and Trust


Financial Statements and Schedule
as of December 31, 1999 and 1998
Together With Auditors' Report

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


                       FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998




                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits--December 31, 1999 and 1998

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


SCHEDULE SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes--December 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Scientific-Atlanta, Inc.
Voluntary Employee Retirement and Investment Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the SCIENTIFIC-ATLANTA, INC. VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST as of December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust as of December 31, 1999 and 1998 and the changes in its net assets available for plan benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Atlanta, Georgia
June 14, 2000

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          DECEMBER 31, 1999 AND 1998




                                              1999                   1998
                                          ------------           ------------

INVESTMENTS                               $268,162,042           $193,247,564

EMPLOYERS CONTRIBUTION RECEIVABLE            1,696,079              1,669,953
                                          ------------           ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS    $269,858,121           $194,917,517
                                          ============           ============


        The accompanying notes are an integral part of these statements.

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1999




ADDITIONS:
Investment income:
   Net appreciation in fair value of investments       $ 63,299,075
   Dividends and interest                                13,063,030
                                                       ------------
                                                         76,362,105
 Contributions:                                        ------------
   Participant                                           11,581,972
   Employer                                               6,343,855
   Roll-over deposits                                     1,445,594
                                                       ------------
                                                         19,371,421
                                                       ------------
       Total additions                                   95,733,526

DEDUCTIONS:
 Benefits paid to participants or beneficiaries         (20,697,280)
 Administrative expenses                                    (95,642)
                                                       ------------
NET INCREASE                                             74,940,604
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
 Beginning of year                                      194,917,517
                                                       ------------
 End of year                                           $269,858,121
                                                       ============


         The accompanying notes are an integral part of this statement.

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                         DECEMBER 31, 1999 AND 1998

1.   PLAN DESCRIPTION

     The following description of the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust (the "Plan") provides only general information. Participants should refer to the official plan document for complete information.

     General

     The Plan is a defined contribution plan established January 1, 1986 by Scientific-Atlanta, Inc. (the "Company"). The Plan's assets are held by Fidelity Management Trust Company (the "Trustee"). Company contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 establishes new disclosure requirements for defined contribution plans.

     Eligibility

     All employees of the Company are eligible to participate in the Plan if they are at least 18 years of age, except that the following individuals shall not be eligible to participate: (i) individuals who are classified by the Company as casual or temporary employees (including co-op employees);
     (ii) any person rendering services to the Company purportedly as (1) an independent contractor or (2) an employee of a company providing services to the Company (even if the individual is determined to be a common law employee of the Company entitled to credit for vesting or any other purposes under this Plan) before the date the Company actually begins to withhold federal income taxes from his or her pay; (iii) persons to whom the Company did not extend the opportunity of participating in this Plan and who agreed orally or in writing to such non-participant status; (iv) persons deemed to be employees under Code Section 4.14(o); (v) persons classified as Leased Employees; and (vii) non-resident aliens within the meaning of Code Section 7701(b)(1)(B). Eligibility for participation begins immediately upon employment, provided the individual meets the age requirement set forth above and does not fall into any of the categories of persons who are excluded from eligibility to participate by the terms of the Plan.

     Contributions and Vesting

     Participants may elect to contribute up to 15% of their eligible compensation, as defined by the Plan. Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the Company's contribution, and the participant's contribution. Allocations of income are based on participant account balances, as defined by the Plan.

     The Company matches 100% of the participant's contribution up to 3% of his/her annual compensation plus 50% of the participant's contribution between 3% and 6% of the participant's annual compensation. For any plan year, the Company's matching contribution shall not exceed 4.5% of the participant's annual compensation for such plan year. The Company's matching contributions to the Plan are in the form of the Company's common stock and are made only at the end of each quarter. Vesting is immediate for both the participant's contribution and the Company's matching contribution.

     Investment Funds

     The following investment funds have been established by the Plan for investing participants' contributions. All investment elections are participant-directed. Participants may change their investment elections daily with the exception of the Fidelity Scientific-Atlanta Common Stock Fund, in which participants may only change their investment elections once each calendar month. The prospectus of each fund has specific guidelines and limitations as to the type of securities eligible for investment.

          Fidelity Retirement Money Market Fund. This is a fixed income fund invested in short-term securities with the objective of current income that is designed to provide investors with a return that reflects current short-term money market rates.

          Fidelity Intermediate Bond Fund. This is a fixed income fund invested in U.S. Treasury bonds or other government bonds and corporate bonds with a fixed interest rate.

          Fidelity Equity Income Fund. This is a fund containing a variety of corporate securities with more investment risk than the Bond Fund and Money Market Fund and with the objective of both current income and capital appreciation.

          Fidelity Spartan U.S. Equity Index Fund. This is a fund that invests primarily in the common stocks of the 500 companies included in the Standard & Poor's 500 Index. The objective is for both current income and long-term capital appreciation.

          Fidelity Magellan Fund. This fund is invested in securities of large United States and foreign corporations as well as smaller, lesser-known companies with the objective of long-term capital appreciation. This fund offers more overall investment risks than the other funds currently offered under the Plan.

          Fidelity Puritan Fund. This fund invests in a broad list of high-yielding securities among a variety of companies and industries. The fund's objective is to obtain as much income as possible, consistent with the preservation of capital.

          Fidelity Low-Priced Stock Fund. This fund seeks long-term capital appreciation and invests mainly in equity securities that are considered by the fund's management to be low-priced at the time of purchase.

          Fidelity Scientific-Atlanta Common Stock Fund. This fund is invested primarily in the Company's common stock with the balance in short-term money market investments. The objective of this fund is to give employees the opportunity to become shareholders of the Company and to share in the Company's performance. Employees have the option to redirect the Company's matching contribution, which is made only to this fund, to the other investment options. Investments in this fund are assigned units of participation.

          Founders Growth Fund. This fund invests in the common stock of well-established, high-quality growth companies, both domestic and abroad. The fund's objective is to increase its investment over the long term through capital growth.

          Templeton Foreign Fund I. This fund invests primarily in the common stock of companies in developed and developing foreign countries. The fund's objective is capital appreciation and growth; however, foreign investments involve greater risks, causing share price and return to vary.

     Participant Loans

     A participant may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her account balance. Loans are secured by the participant's account balance and bear interest at a fixed rate over the life of the loan. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. The loan must be repaid within five years or up to ten years for the purchase of a primary residence. Repayment of principal and payment of interest will be effected through payroll withholding. The principal amount of the loan, together with all accrued interest, shall immediately become due when the participant is no longer employed by an employing company, as defined by the Plan, and is no longer a party in interest under
     Section 3(14) of ERISA.

     Administrative Expenses

     Certain administrative functions are performed by officers or employees of the Company or its subsidiaries, and they act as the plan administrator. No such officer or employee receives compensation from the Plan. Administrative expenses, such as trustee fees, are paid by the Plan.

     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The financial statements are prepared on the accrual basis in accordance with generally accepted accounting principles.

     Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     Investment Valuation

     Net realized gains (losses) and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation in fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Investments are stated at market value, based on quoted market prices, in the accompanying statements of net assets available for plan benefits. The following table summarizes the net appreciation from investments as of December 31, 1999:

                      Net appreciation in fair value of Scientific-Atlanta,
                       Inc. common stock                                                  $52,181,740
                      Net gain from mutual funds                                           11,117,335
                                                                                          -----------
                                                                                          $63,299,075
                                                                                          ===========

3.   INVESTMENTS

     The following table presents the fair values of investments that represent 5% or more of the Plan's total investments as of December 31, 1999 and 1998:

                                                         1999          1998
                                                         ----          ----
          Fidelity Retirement Money Market Fund        $32,062,405   $24,656,889
          Fidelity Equity Income Fund                   30,412,786    33,253,457
          Fidelity Spartan U.S. Equity Index Fund       33,157,885    25,423,649
          Fidelity Magellan Fund                        57,409,042    39,564,981
          Fidelity Low-Priced Stock Fund                 5,952,640     7,863,603
          Fidelity Scientific-Atlanta Common Stock Fund 79,477,522    39,092,320


4.   NONPARTICIPANT-DIRECTED INVESTMENTS (UNAUDITED)

     Information about the net assets as of December 31, 1999 and 1998 and the significant components of the changes in net assets for the year ended December 31, 1999 relating to the nonparticipant-directed investments is as follows:

                                                                              1999                1998
                                                                              ----                ----
     Net assets:
       Common stock                                                        $ 79,477,522         $39,092,320
                                                                           ------------         -----------
     Changes in net assets:
       Contributions                                                       $  7,463,496
       Dividends and interest                                                   395,495
       Net appreciation                                                      52,181,245
       Other                                                                   (256,632)
       Benefits paid to participants                                         (2,489,399)
       Net transfers to participant-directed investments                    (16,909,003)
                                                                           ------------
                                                                           $ 40,385,202
                                                                           ============

     The above information includes participant- and nonparticipant-directed amounts, as the amounts cannot be separately determined.

5.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated September 29, 1995 that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving this letter; however, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

6.  SUBSEQUENT EVENT

     In April 2000, the Company sold its Satellite Network Division to Viasat Inc. As such, the net assets of the Satellite Network Division Employees participants were transferred out of the Plan at that time.

                                                                      SCHEDULE I

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


      SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1999



Identity of Issuer                   Investment Description                              Cost          Current Value
------------------                   ----------------------                              -----         -------------
*   FIDELITY INVESTMENTS          Retirement Money Market Fund, 32,062,405 units           (a)         $ 32,062,405
                                  Intermediate Bond Fund, 864,317 units                    (a)            8,435,735
                                  Equity Income Fund, 568,676 units                        (a)           30,412,786
                                  Spartan U.S. Equity Index Fund, 636,550 units            (a)           33,157,885
                                  Magellan Fund, 420,179 units                             (a)           57,409,042
                                  Puritan Fund, 198,027 units                              (a)            3,768,463
                                  Low-Priced Stock Fund, 262,926 units                     (a)            5,952,640
                                  Scientific-Atlanta Common Stock Fund, 2,618,179 shares   $43,392,763   79,477,522
    FOUNDERS MANAGEMENT           Founders Growth Fund, 379,747 units                      (a)            9,064,566
    FRANKLIN TEMPLETON            Templeton Foreign Fund I, 359,309 units                  (a)            4,031,444
*   THE PLAN                      Participant loans (interest rate at 9.25%)                              4,389,554
                                                                                                       ------------
                                          Total investments                                $43,392,763 $268,162,042
                                                                                           =========== ============

                        *Indicates a party in interest.

                         (a)    Participant-directed.

         The accompanying notes are an integral part of this schedule.

                                  SIGNATURES


          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Scientific-Atlanta, Inc. Voluntary Employee
                                    Retirement and Investment Plan and Trust

                                    By:  Scientific-Atlanta, Inc.
                                    Employee Benefit Committee



                                    By: /s/ Brian C. Koenig
                                       --------------------
                                    Name:  Brian C. Koenig
                                    Title: Senior Vice President, Human
                                           Resources
Date:  June 27, 2000

                                 Exhibit Index


23        Consent of Arthur Andersen LLP

                                       13